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December 1, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re	Virios Therapeutics, LLC Amendment No. 6 to Registration Statement on Form S-1 Filed November 12, 2020 File No. 333-248447

On behalf of our client, Virios Therapeutics, LLC (the “Registrant”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 30, 2020 (the “Comment Letter”) relating to the above referenced Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below is the Registrant’s response to the Staff’s comment. The numbering of the paragraph below corresponds to the numbering of the Staff’s comment in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting copies of this letter and a copy of the Registration Statement marked to show all changes from the Registration Statement via email.

Amendment No. 6 to Form S-1 filed November 12, 2020

Employment Agreements, page 106

Division of Corporation Finance

Securities and Exchange Commission

December 1, 2020

1.	We note your revised disclosures on page F-28 regarding your membership issuances to Dr. Pridgen. Please revise to add disclosure as appropriate regarding this August agreement, including as a related party transaction. Please also file the July 2020 agreement discussed in this section, or otherwise advise. In addition, your revised disclosures regarding your agreement with Dr. Gendreau in your financial statements do not seem to correspond with your disclosures in this section. Please reconcile your disclosures.

The Registrant has revised pages 107 and 114 to add additional disclosure regarding the grant of membership interests to Dr. Pridgen and have added the July 2020 agreement as Exhibit 10.9 to the Registration Statement.

The Registrant has also revised page 110 to reconcile the disclosure regarding Dr. Gendreau’s employment agreement with the disclosure on page F-28.

Please contact me at (215) 979-1206 with any questions or further comments regarding the Registrant’s responses to the Staff’s comments.

Sincerely,

Duane Morris LLP

/s/ Darrick M. Mix

Darrick M. Mix

cc:	Greg Duncan, Virios Therapeutics, LLC